Filed by TechSys, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                     Subject Company:  Fuel Cell Companies, Inc.
                                                     Commission File No. 0-24542


         The following is a press release issued by TechSys, Inc. ("TechSys"), a New Jersey corporation, on April 12, 2001.


Release Date:  April 12, 2001                 Contact:  Steven L. Trenk
                                                        President
                                                        TechSys, Inc.
                                                        (973) 422-1666 ext. 130




                                 TechSys, Inc. To Merge
                         Company to Pursue Fuel Cell Technologies


                  LIVINGSTON, NJ - April 12, 2001 - TechSys, Inc. (NASDAQ:TKSS) announced today that it has signed a definitive business agreement to merge with Fuel Cell Companies, Inc. (FCCI), a company focused on developing and advancing the use of clean energy producing products employing fuel cells. FCCI is a management and marketing company focused on identifying and accelerating the commercialization of proprietary power producing products utilizing various, unique fuel cell technologies.

                  "We're very excited about the merger with FCCI. Their majority owned technology companies and strategic relationships with world renowned institutions, like the Jet Propulsion Laboratory
                  (JPL), the original inventors of Direct Methanol Fuel Cell (DMFC) technology, positions TKSS in the forefront of the micro Direct Methanol Fuel Cell industry," said Steven Trenk, President of TechSys, Inc.

                  Malcolm Bricklin, Chief Executive Officer of FCCI also stated "We have spent years putting in place the right strategic relationships and assembling the senior management team to bring the future hopes of fuel cell technology into current, marketable and cost effective products. Through our relationship with the California Institute of Technology (Caltech) and JPL, in the US, as well as Adelan, Ltd. in the UK, we have licensed and are developing unique, proprietary fuel cell technologies with world class scientists and engineers and are now ready to present ourselves to the public markets." Malcolm Bricklin is known throughout the world as one of the automobile industry's leading entrepreneurs. He was the founder of Subaru of America, Inc. an importer of Subaru automobiles from Japan; he also created the Bricklin SV Sports Car, which was the first of its kind utilizing acrylic and fiberglass panels and a chassis capable of withstanding a high velocity impact without deformation.

                  FCCI holds a majority interest in Micro Fuel Cell Systems, Inc. (MFCS), a company enrolled in the Technology Affiliates Program with Caltech, and JPL, a federally funded research and development facility managed by Caltech for the National Aeronautics and Space Administration (NASA). As a result of the affiliate relationships with JPL and Caltech, MFCS holds exclusive rights to all exploitation of the micro DMFC technologies that are currently patent pending to JPL and Caltech. To date, JPL and Caltech have filed the first of what is expected to be up to 10 patents for micro DMFC related technologies and processes. Micro DMFCs produce electricity from the simple components of methanol, water and air. The DMFC converts over 1/3 of the energy in methanol into an electric current, and will be used to power portable electronic devices such as cell phones, PDAs, laptops, and other small communication devices.

                  FCCI also holds a majority interest in SOFC Energy, Inc. (SOFC Energy), a company strategically partnered with Adelan, Ltd., (Adelan) located in Birmingham, England. SOFC Energy is a Solid Oxide Fuel Cell commercialization company developing proprietary systems and products related to the portable, automotive, and residential sectors utilizing Adelan's Solid Oxide Fuel Cell technology. As a result of the strategic relationship with Adelan, SOFC Energy holds worldwide exclusive rights to all exploitation of Adelan's Solid Oxide Fuel Cell technologies related to Adelan's SOFC fuel processing and its patents pending. Commercialization applications where SOFCs will find dominant and competitive positions include distributed power generation for the home, portable power systems and auxiliary power units for trucks, automobiles and recreational vehicles.

                  "We are delighted about the merger of FCCI into TechSys, and the opportunity to be associated with its experienced, senior executive staff to transition and manage our entity into the public sector," said Richard Janowski, FCCI's Chief Operating Officer.

                  The Merger Agreement contemplates an all stock merger pursuant to which FCCI will become a wholly owned subsidiary of TechSys. The current shareholders of TechSys will hold less than a majority of outstanding shares after consummation of the merger. The transaction is subject to shareholder approval and certain covenants and conditions.


                  This press release contains forward looking statements which involve numerous risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward looking statements as a result of certain factors, including the risk factors set forth in the Company's registration statement (No. 333-47756) filed with the Securities and Exchange Commission on October 11, 2000.

                  Contact:

                  TechSys, Inc. Livingston, NJ
                  Steven L. Trenk, President
                  973-422-1666 ext. 130

                  This document contains forward-looking statements concerning the business of TechSys following the consummation of the proposed merger with Fuel Cell Companies, the anticipated financial and other benefits of the proposed merger and the plans and objectives of TechSys management following the proposed merger. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: the ability of the companies to obtain the required shareholder approval of the merger; the ability of the companies to consummate the merger; and a materially adverse change in the financial condition of either party. Readers are cautioned not to place undue reliance on forward looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results may differ materially from management expectations. TechSys disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

                  TechSys  will be  filing  with  the  Securities  and  Exchange
Commission: (i) a proxy statement with respect to the solicitation of proxies of TechSys shareholders to approve the proposed merger and (ii) a registration statement, including a proxy statement-prospectus, with respect to the common stock of TechSys to be issued in the merger.

                  Investors and shareholders are advised to read the proxy statement and the registration statement, when each of these documents becomes available, because each of them will contain important information about TechSys, Fuel Cell Companies, the merger, the persons who, under Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of shareholders of TechSys in connection with the merger, and the interests of those persons in the solicitation. Investors and shareholders may obtain a free copy of each of the proxy statement and the registration statement (when available) and other documents filed by TechSys with the Securities and Exchange Commission at the Securities and Exchange Commission's internet web site at www.sec.gov. The proxy statement and the registration statement (when available) and such other documents filed by TechSys with the Securities and Exchange Commission will be available free of charge by contacting TechSys, Inc., 44 Aspen Drive, Livingston, New Jersey 07039, attention: Steven L. Trenk, telephone: (973) 422-1666 ext. 130.

                  Shareholders and investors should read the proxy statement and registration statement carefully when each of these documents becomes available before making any voting or investment decisions.